BATTLE FOWLER LLP
                        A LIMITED LIABILITY PARTNERSHIP
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000

                                 (212) 856-6902



                                 (212) 856-7815




                                October 23, 1996


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re: Glickenhaus Special Situations Trust, Series 1 CIK No. 0001021090
                       Form Type: N-8B-2/A
                       Request for Withdrawal of an Amendment to a Registration Statement on Form N-8B-2;

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the Amendment to the Registration Statement on Form N-8B-2, which was filed via EDGAR (accession no. 0000903112-96-000793), on October 2, 1996 and accepted on October 2, 1996. Withdrawal is being requested due to the fact that the Amendment was being filed to amend the N-8B-2 filed in connection with the Glickenhaus Value Portfolios, The 1996 Equity Collection (811-7423), however the CIK and CCC codes used for the above-referenced filing on October 2nd were codes assigned to Glickenhaus Special Situations Trust, Series 1.

                  We intend to re-file the Amended Form N-8B-2 today via EDGAR. If you have any questions or comments, please contact Gary Rawitz, Esq. at (212) 856-6877 or the undersigned at (212) 856-6902.

                                        Sincerely yours,


                                        Kelly McConvery
                                        Legal Assistant

 418284.1

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